SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pendrell Corporation

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

70686R104

(CUSIP Number)

August 4, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 70686R104	13G	Page 2 of 9

1	NAME OF REPORTING PERSONS Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0**
	6	SHARED VOTING POWER 13,906,755**
	7	SOLE DISPOSITIVE POWER 0**
	8	SHARED DISPOSITIVE POWER 13,906,755**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,906,755**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 70686R104	13G	Page 3 of 9

1	NAME OF REPORTING PERSONS Strand Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,906,755**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,906,755**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,906,755**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 70686R104	13G	Page 4 of 9

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,568,047**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,568,047**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,568,047**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.0%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”), and James D. Dondero (collectively, the “Reporting Persons”).

James D. Dondero is the President of Strand. Highland Capital serves, directly or indirectly, as the general partner or investment advisor to certain private funds and managed accounts (the “HCM Funds”). This Schedule 13G relates to the Class A common stock, par value $0.01 per share (the “Common Stock”), of Pendrell Corporation, a Washington corporation (the “Issuer”), held by (i) the HCM Funds, (ii) certain other private funds and managed accounts ultimately advised by James D. Dondero (together with the HCM Funds, the “Funds”) and (iii) a trust controlled by James D. Dondero (the “Trust”).

The shares of Common Stock held by the Reporting Persons reported on this Schedule 13G were previously reported on a Schedule 13D/A most recently filed with the Securities Exchange Commission on September 1, 2010.

Item 1(a)	Name of Issuer.

Pendrell Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

2300 Carillon Point

Kirkland, Washington 98033

Item 2(a)	Name of Person Filing.

(1)	Highland Capital Management, L.P.
(2)	Strand Advisors, Inc.
(3)	James D. Dondero

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:

300 Crescent Court, Suite 700

Dallas, Texas 75201

Item 2(c)	Citizenship or Place of Organization.

(1)	Highland Capital Management, L.P. is a Delaware limited partnership
(2)	Strand Advisors, Inc. is a Delaware corporation
(3)	James D. Dondero is a United States citizen

Item 2(d)	Title of Class of Securities.

Class A common stock, par value $0.01 per share

Item 2(e)	CUSIP Number.

70686R104

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	As the direct or indirect general partner or investment manager of the HCM Funds, Highland Capital and Strand, as the general partner of Highland Capital, may be deemed the beneficial owners of the 13,906,755 shares of Common Stock held by the HCM Funds.

Mr. Dondero may be deemed the beneficial owner of the 23,568,047 shares of Common Stock held by the Funds and the Trust.

(b)	Highland Capital and Strand may be deemed the beneficial owner of 6.5% of the outstanding Common Stock. This percentage was determined by dividing 13,906,755, the number of shares of Common Stock held directly by the HCM Funds, by 214,723,789, which is the number of shares of Common Stock outstanding as of July 15, 2016 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on July 22, 2016.

Mr. Dondero may be deemed the beneficial owner of 11.0% of the outstanding Common Stock. This percentage was determined by dividing 23,568,047, the number of shares of Common Stock held directly by the Funds and the Trust, by 214,723,789, which is the number of shares of Common Stock outstanding as of July 15, 2016 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on July 22, 2016.

(c)	Highland Capital and Strand have the shared power to vote and dispose of the 13,906,755 shares of Common Stock held by the HCM Funds.

Mr. Dondero has the the shared power to vote and dispose of the 23,568,047 shares of Common Stock held by the Funds and the Trust.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1

Joint Filing Agreement, dated August 9, 2016, by and among Highland Capital, Strand and James D. Dondero.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2016

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

STRAND ADVISORS, INC.

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	President

/s/ James D. Dondero
James D. Dondero